Exhibit 99.5

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	February 8, 2011
NYSE: SVM

SILVERCORP REPORTS RECORD SILVER PRODUCTION, SALES AND CASH FLOWS FOR FISCAL 2011 Q3: NET INCOME UP 140% TO $29.7 MILLION OR $0.18 PER SHARE

VANCOUVER, British Columbia – February 8, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today reported its unaudited financial and operating results for the third quarter ended December 31, 2010 (“Q3 2011”). Record silver production coupled with increasing silver prices resulted in record quarterly sales, cash flows from operations and net income. Silvercorp also provided its operational and financial outlook for fiscal 2012. The following financial results are expressed in US dollars (US$) unless stated otherwise.

THIRD QUARTER HIGHLIGHTS

•	Record silver production of 1.52 million ounces, a 25% increase compared to 1.22 million ounces in the third quarter of fiscal 2010 (“Q3 2010”);
•	Record sales of $51.8 million, up 66% from a year ago;
•	Record net income of $29.7 million, or $0.18 per share, a 140% increase from a year ago. Excluding all non-operational items, adjusted net earnings were $22.2 million, or $0.13 per share;
•	Record cash flows from operations (before non-cash working capital changes) of $31.6 million, or $0.19 per share, increased 68% from a year ago;
•

Achieved total production cost of negative $5.93 per ounce of silver and a cash cost of negative $7.13 per ounce of silver, maintaining Silvercorp’s position as the lowest cost silver producer among its industry peers;

•	Raised $110.5 million net proceeds from an equity financing;
•	Received a mining permit for the GC Silver-Lead-Zinc Project in Guangdong Province, China;
•	Acquired a 70% equity interest in BYP Gold-Lead-Zinc mine in Hunan Province, China;
•	Dividend payment of $3.2 million, or CAD$0.02 per share; and
•	Total cash, cash equivalents, and short term investments increased to $223.7 million.

FINANCIALS

For the third quarter of fiscal 2011, Silvercorp posted record net income of $29.7 million, or $0.18 per share, representing a 140% increase compared to the same quarter last year of $12.4 million or $0.08 per share. Excluding all non-operational items, which mainly consisted of (i) a $3.3 million dilution gain on our investment in New Pacific Metals Corp., an affiliate of the Company and (ii) a $3.7 million gain on our holding of held-for-trading financial assets, the adjusted net earnings were $22.2 million, or $0.13 per share.

For the nine months ended December 31, 2010, net income increased 96% to $56.3 million or $0.34 per share, compared to net income of $28.8 million, or $0.18 per share a year ago. Earnings improved primarily as a result of higher realized selling prices combined with record high metal production.

Sales in the third quarter were a record high of $51.8 million, up 66% from $31.3 million in the same quarter last year. The increase was attributable to higher quantities of metals sold and higher realized selling prices for all metals produced by the Company. In Q3 2011, the Company sold 1.52 million ounces of silver, 18.8 million pounds of lead and 4.8 million pounds of zinc, representing an increase of 25%, 16%, and 8%, respectively, compared to 1.22 million ounces of silver, 16.2 million pounds of lead, and 4.5 million pounds of zinc in Q3 2010. The average realized selling prices for silver, lead, and zinc increased to $20.36/oz., $0.89/lb., and $0.70/lb., respectively, up by 57%, 17%, and 9%, respectively, compared with the metal prices realized in Q3 2010. Higher metal production and realized selling prices also resulted in revenue increasing by 58% to $124.9 million for the nine months period ended December 31, 2010.

Cost of sales for the quarter was $11.8 million, representing a 67% increase as the Company mined 40% more ore and milled 79% more ore compared to the same quarter last year. For the nine months period ended December 31, 2010 and 2009, cost of goods sold were $31.8 million and $19.0 million, respectively. The cost of goods sold increased correspondingly with higher sales.

Gross profit margin for the quarter was 77%, unchanged from the prior year. The gross profit margin did not increase in line with metal prices, mainly due to the change in production mix compared to the same quarter last year. We successfully increased production at the HPG, LM, and TLP mines which have lower head grades relative to the Ying mine. In Q3 2011, 19% of Silvercorp’s silver production was from the HPG, LM and TLP mines compared with 11% in Q3 2010. For the nine months ended December 31, 2010 and 2009, gross profit margin was 75% and 76%, respectively.

In Q3 2011, the Company generated $31.6 million of cash flows from operating activities before non-cash working capital changes, representing a 68% increase from Q3 2010. For the nine months ended December 31, 2010, cash flows from operating activities, before changes in non-cash working capital, was $71.9 million, a 58% improvement from the same period last year.

The Company ended the quarter with $223.7 million in cash and short term investments, and working capital of $209.3 million. During the quarter the company paid $3.2 million in dividends, $11.3 million in capital expenditures, and raised $110.5 million net proceeds from an equity financing.

OPERATIONS

In Q3 2011, Silvercorp achieved record silver production of 1.52 million ounces, up 25% from a year ago. Total ore mined also increased 40% to a record 167,213 tonnes. For the nine months ended December 31, 2010, the Company mined 466,639 tonnes of ore, a 43% increase from the same period last year of 325,720 tonnes. Increased production from the TLP, HPG, and LM mines contributed to the record mine production.

A total of 161,528 tonnes of ore was milled in the quarter, representing a 79% increase compared to 90,460 tonnes of ore milled in the same quarter last year. During the nine months ended December 31, 2010, 461,270 tonnes of ore was milled, up 68% compared to 273,974 tonnes last year. The increased mill throughput was achieved as the second mill at the Ying Mining Camp commenced operations at the beginning of 2010, which increased our total milling capacity to 2,500 tonnes per day, providing room to accommodate future mine production growth.

Consolidated total production cost per ounce of silver was negative $5.93 and the cash cost per ounce of silver was negative $7.13, up approximately 10% compared to the total production costs and cash production costs per ounce of silver of negative $6.87 and negative $7.73, respectively, in same quarter last year. Cost increased mainly because of the relatively lower head grades compared to a year ago, offset by higher realized base metal prices. During the nine months ended December 31, 2010, the consolidated total production cost and cash costs per ounce of silver were negative $5.46 and negative $6.60, respectively, compared to negative $5.61 and negative $6.40 a year ago.

On a quarterly basis, cash mining cost decreased from $48.93 per tonne last year to $48.30 per tonne, but increased from $40.36 in Q2 2011. The increase resulted from (i) higher utility costs as diesel was used to generate additional electricity to support the increased production and as backup for power shortages, (ii) higher labour costs from the increase of year-end bonus accrual and (iii) higher material costs as more steel and other supplies were used in mine preparation and development.

Silvercorp’s total operational results for the past five quarters are summarized at Table 1 below:

Table 1: Total Operational Results
	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
	31-Dec-10	30-Sept-10	30-Jun-10	31-Mar-10	31-Dec-09
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,711	3,065	3,426	2,485	3,428
Ore to be milled (tonne)	163,502	151,380	141,556	78,549	115,907
	167,213	154,445	144,982	81,034	119,335
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,711	3,065	3,426	2,485	3,428
Ore Milled (tonne)	157,817	147,488	145,763	131,436	87,032
	161,528	150,553	149,189	133,921	90,460
Mining costs per tonne of ore mined ($)	58.28	49.12	48.61	57.06	57.81
Cash Mining Cost per tonne of ore mined ($)	48.30	40.36	40.33	47.36	48.93
Non Cash Mining Cost per tonne of ore mined ($)	9.98	8.76	8.28	9.70	8.88
Head Grade of Run of Mine Ore
Silver (gram/tonne)	330.0	312.0	326.3	303.8	440.8
Lead (%)	5.7	5.6	6.1	5.7	8.3
Zinc (%)	1.8	1.9	2.0	1.6	3.0
Total Production Cost per ounce of Silver ($)	(5.93)	(5.17)	(5.21)	(4.61)	(6.87)
Total Cash Cost per ounce of Silver ($)	(7.13)	(6.30)	(6.31)	(5.64)	(7.73)
Metal Sales
Silver (in thousands of ounce)	1,523	1,343	1,387	1,079	1,220
Lead (in thousands of pound)	18,795	17,028	18,803	14,921	16,211
Zinc (in thousands of pound)	4,791	3,869	4,431	2,747	4,454

In Q3 2011, 81% of Silvercorp’s silver production was from the Ying Mine (89% in Q3 2010). The operational results for the past five quarters at the Ying Mine are summarized at Table 2 below:

Table 2: Ying Mine Operational Results	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
	30-Dec-10	30-Sept-10	30-Jun-10	31-Mar-10	31-Dec-09
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,640	3,017	3,339	2,418	3,357
Ore to be milled (tonne)	82,101	82,187	79,873	54,174	82,711
	85,741	85,204	83,212	56,592	86,068
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,640	3,017	3,339	2,418	3,357
Ore Milled (tonne)	81,700	79,995	81,898	70,214	70,776
	85,340	83,012	85,237	72,632	74,133
Mining costs per tonne of ore mined ($)	64.12	54.79	55.10	57.50	56.90
Cash Mining Cost per tonne of ore mined ($)	49.85	42.66	43.83	45.60	45.75
Non Cash Mining Cost per tonne of ore mined ($)	14.27	12.13	11.27	11.84	11.15
Head Grade of Run of Mine Ore
Silver (gram/tonne)	499.0	461.0	470.5	429.3	488.5
Lead (%)	8.3	7.9	8.1	7.6	9.0
Zinc (%)	2.9	2.8	2.8	2.8	3.4
Total Production Cost per ounce of Silver ($)	(7.67)	(6.94)	(5.83)	(6.14)	(7.47)
Total Cash Cost per ounce of Silver ($)	(8.76)	(7.99)	(6.80)	(7.26)	(8.36)
Metal Sales
Silver (in thousands of ounce)	1,241	1,095	1,147	836	1,086
Lead (in thousands of pound)	14,862	13,486	14,230	11,097	14,327
Zinc (in thousands of pound)	3,954	3,275	3,605	2,747	4,038

EXPLORATION AND PROJECT DEVELOPMENT

Ying Mining Camp, Henan Province, China

In Q3 2011, the Ying Mining Camp incurred exploration and development expenditures of $6.1 million. These expenditures were mainly used to delineate and upgrade mineral resources by tunnelling and diamond drilling, and to build shafts, declines and raises. A total of 18,240 metres of tunnel, 40,386 metres of diamond drilling and 443 metres of shafts, declines and raises were completed.

This underground drilling program discovered 18 new veins at the TLP Mine and 12 new veins at the LM Mine with numerous high grade pockets identified. Furthermore, many existing veins in the Ying Mining Camp were also substantially extended to down dip and along striking directions. It is expected that those new discoveries will add resources/reserves that will either extend the life of the mine or increase the current mining capacity as many of those pockets are close to the existing mining tunnels and can be quickly developed into mining stopes.

GC Project, Guangdong Province, China

In Q3 2011, the GC project in the Guangdong Province received its 30 year mining permit, issued by the Ministry of Land and Resources of China. The permit was issued on the terms applied for, covering the entire 5.52 square kilometre area of the GC Project and allows for the operation of an underground mine to produce silver, lead and zinc ore.

BYP Project, Hunan Province, China

In Q3 2011, Silvercorp announced the acquisition of a 70% equity interest in Yunxiang Mining Co. Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine (the “BYP mine”), located 220 km, or a 3 hour drive, southwest of Changsha, the capital city of Hunan Province, China. The total cost of the share purchase and the joint venture capital investment is approximately US$33 million. The transaction successfully closed subsequent to the end of the quarter.

Silvertip Project, British Columbia, Canada

In Q3 2011, Silvercorp completed the 2010 surface drilling program on the Silvertip silver-lead-zinc project in northern British Columbia, Canada. A total of 10,913 metres has been drilled from 36 holes. The 2010 drilling program has successfully defined and updated the silver-lead-zinc resources on extensions to the east and south of the main ore body. A new resource estimate is currently underway. Silvercorp also conducted a 4,113 line kilometers VTEM airborne geophysical survey over an area of 367 square kilometres and completed certain studies and reports required for a B.C. Small Mine Permit application. A total of $8.3 million in capital expenditures were incurred on the Silvertip project as of December 31, 2010, of which $6.3 million was for exploration and permitting and $2.0 million was for camp and infrastructure.

OUTLOOK FOR THE FORTH QUARTER OF FISCAL YEAR 2011

During the first nine months of fiscal year 2011, Silvercorp produced 4.25 million ounces of silver, at a cash cost of negative $6.60 per ounce, net of by-product credits. The Company also produced 54.6 million pounds of lead and 13.1 million pounds of zinc during the nine month period. Silvercorp expects to meet or exceed its forecast to produce 5.3 million ounces of silver for its fiscal year ending March 31, 2011.

OUTLOOK FOR THE FISCAL YEAR 2012 Production in China

From the four mines at the Ying Mining Camp production is expected to increase to 600,000 tonnes of ore at a grade of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production costs will remain unchanged at approximately $75 per tonne of ore.

The BYP mine is expected to commence production in the first quarter of fiscal year 2012 and is expected to mine and mill 130,000 tonnes of ore at a grade of 7 g/t gold, yielding approximately 26,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Budgets for mill construction, mine development and exploration of three projects in China

The total capital expenditures for the three projects in China are estimated at $67 million for fiscal 2012, which include capital expenditures of $53 million for mine development, mill construction, and other capital items (e.g. surface facilities, roads, land usage rights, and reporting) and exploration expenditures of $14 million to complete a 241,000 metre surface and underground drilling program. The budget estimate is based on the contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operation experience in China. The details for each project are as follows:

The Ying Mining Camp

  The capital expenditures for the Ying, TLP, LM and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totaling 7,000 metres ($5.6 million), 40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailing facility ($2 million), and equipment as well as surface facilities ($2.7 million).

  The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying Camp is estimated to be $8.5 million.

The GC Project

  The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailing dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flows generated from the GC project.

  As the Company has successfully obtained its mining permit for the GC project, drilling will resume in fiscal 2012. A 20,000 metre surface diamond drilling program is budgeted at $2.5 million.

The BYP Mine

  The capital expenditures for fiscal 2012 are budgeted at $12 million. In order to achieve an initial mining and milling capacity of 400 tonnes per day, or a total of 130,000 tonnes of ore for fiscal 2012, the Company will upgrade the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete about 7,000 metres of mine development tunnels ($1.5 million), and acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 400 tonne per day mill to a 1,000 tonne per day capacity ($3.0 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

  The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip project in Canada

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Wednesday, February 9, 2011
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-234-9959
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at:	www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets - Unaudited
(Expressed in thousands of U.S. dollars)

	December 31, 2010	March 31, 2010
ASSETS

Current Assets
Cash and cash equivalents	$196,428	$50,618
Short term investments	27,317	43,773
Accounts receivable, prepaids and deposits	8,153	2,474
Inventories	4,105	3,175
Current portion of future income tax assets	359	112
Amounts due from related parties	49	138
	236,411	100,290

Long term prepaids and deposits	2,272	505
Long term investments	43,530	15,106
Restricted cash	79	78
Plant and equipment	33,744	29,024
Mineral rights and properties	158,155	133,248
Future income tax assets	1,125	1,203
	$475,316	$279,454

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$15,459	$7,504
Deposits received	2,873	6,737
Bank loan and notes payable	-	1,465
Current portion of asset retirement obligations	316	292
Dividends payable	3,511	3,238
Income tax payable	4,901	1,658
Current portion of future income tax liabilities	82	-
	27,142	20,894

Future income tax liabilities	20,879	19,475
Asset retirement obligations	2,552	2,357
	50,573	42,726

Non-controlling interests	29,308	21,738
SHAREHOLDERS' EQUITY
Share capital	263,181	145,722
Contributed surplus	4,587	4,702
Reserves	31,893	31,893
Accumulated other comprehensive income	31,552	14,910
Retained earnings	64,222	17,763
	395,435	214,990

	$475,316	$279,454

SILVERCORP METALS INC.
Consolidated Statements of Operations - Unaudited
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three months ended December 31,		Nine months ended December 31,

	2010	2009	2010	2009

Sales	$51,838	$31,283	$124,905	$78,940

Cost of sales	9,983	6,010	26,882	16,157
Depreciation, amortization and depletion	1,820	1,043	4,869	2,796
	11,803	7,053	31,751	18,953

Gross profit	40,035	24,230	93,154	59,987

Expenses
Accretion of asset retirement obligations	42	32	122	93
Amortization	157	407	460	776
Foreign exchange loss (gain)	1,342	791	1,174	(643)
General exploration and property investigation expenses	58	941	2,493	4,207
Impairment charges and bad debt	-	-	-	698
Investor relations	174	131	345	312
General and administrative	3,647	2,688	11,145	7,221
Professional fees	185	201	759	1,439
	5,605	5,191	16,498	14,103
	34,430	19,039	76,656	45,884
Other income and (expenses)
Equity loss on investment in NUX	(131)	(107)	(227)	(325)
Dilution gain on investment in NUX	3,332	-	4,726	-
Gain on disposal of mineral rights and properties	-	-	537	-
Loss on disposal of plant and equipment	(201)	(244)	(650)	(1,371)
Unrealized gain (loss) on held-for-trading securities	3,668	(10)	3,745	(22)
Gain on disposal of long term investments	366	-	366	-
Interest expenses	(10)	-	(40)	-
Interest income	394	237	985	635
Other income	135	72	331	285
	7,553	(52)	9,773	(798)

Income before income taxes and non-controlling interests	41,983	18,987	86,429	45,086

Income tax expense (recovery)
Current	5,835	2,556	13,359	6,074
Future	(735)	125	606	351
	5,100	2,681	13,965	6,425

Income before non-controlling interests	36,883	16,306	72,464	38,661

Non-controlling interests	(7,148)	(3,897)	(16,177)	(9,874)

Net income	$29,735	$12,409	$56,287	$28,787

Basic earnings per share	$0.18	$0.08	$0.34	$0.18
Diluted earnings per share	$0.18	$0.08	$0.34	$0.18
Weighted Average Number of Shares Outstanding - Basic	166,965,680	162,379,441	165,541,533	161,853,198
Weighted Average Number of Shares Outstanding - Diluted	168,535,816	163,912,759	166,800,884	163,487,318

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows - Unaudited
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Cash provided by (used in)
Operating activities
Net income for the period	$29,735	$12,409	$56,287	$28,787
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	42	32	122	93
Depreciation, amortization and depletion	1,977	1,450	5,329	3,572
Equity loss on investment in NUX	131	107	227	325
Dilution gain on investment in NUX	(3,332)	-	(4,726)	-
Future income tax expenses (recovery)	(735)	125	606	351
Impairment charges and bad debt	-	-	-	698
Unrealized loss (gain) on held-for-trading securities	(3,668)	10	(3,745)	22
Gain on disposal of long term investments	(366)	-	(366)	-
Gain on disposal of mineral rights and properties	-	-	(537)	-
Loss on disposal of plant and equipment	201	244	650	1,371
Non-controlling interests	7,148	3,897	16,177	9,874
Stock-based compensation	522	423	1,749	1,322
Unrealized foreign exchange loss (gain)	(77)	48	117	(970)
Changes in non-cash working capital	469	(2,819)	(1,966)	(3,221)
Cash provided by operating activities	32,047	15,926	69,924	42,224

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(8,460)	(3,290)	(20,378)	(11,031)
Proceeds on disposals	-	-	537	-
Plant and equipment
Acquisition	(2,804)	(574)	(6,210)	(1,382)
Proceeds on disposals	-	14	1	133
Long-term investments
Acquisition	(8,319)	-	(10,338)	(1,323)
Proceeds on disposals	1,113	-	1,113	-
Net redemption (purchase) of short term investments	16,900	(4,532)	17,109	(5,251)
Prepayments to acquire plant and equipment	(955)	1,360	(2,187)	(638)
Cash used in investing activities	(2,525)	(7,022)	(20,353)	(19,492)

Financing activities
Advances to related parties, net of repayments received	8	49	313	(56)
Bank loan and notes payable
Proceeds	-	-	-	2,927
Repayments	-	-	(1,473)	(658)
Non-controlling interests
Distribution	(10,582)	(3,898)	(10,582)	(7,191)
Cash dividends distributed	(3,233)	(3,366)	(9,607)	(8,898)
Capital stock
Proceeds from issuance of common shares	111,934	770	113,951	828
Cash provided by (used in) financing activities	98,127	(6,445)	92,602	(13,048)

Effect of exchange rate changes on cash and cash equivalents	2,516	1,228	3,637	2,349

Increase in cash and cash equivalents	130,165	3,687	145,810	12,033

Cash and cash equivalents, beginning of period	66,263	49,816	50,618	41,470

Cash and cash equivalents, end of period	$196,428	$53,503	$196,428	$53,503

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q3 Fiscal 2011	Three months ended December 31, 2010
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Stockpiled Ore (tonne)	82,101	22,216	59,184	163,502
	85,741	22,287	59,184	167,213
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Ore Milled (tonne)	81,700	19,644	56,473	157,817
	85,340	19,715	56,473	161,528

Mining cost per tonne of ore mined ($)	64.12	67.06	46.50	58.28
Cash mining cost per tonne of ore mined ($)	49.85	58.15	42.33	48.30
Non cash mining cost per tonne of ore mined ($)	14.27	8.91	4.17	9.98

Unit shipping costs ($)	3.59	3.02	3.26	3.40

Milling cost per tonne of ore milled ($)	13.89	13.21	13.56	13.69
Cash milling cost per tonne of ore milled ($)	12.22	11.81	12.06	12.11
Non cash milling cost per tonne of ore milled ($)	1.67	1.40	1.50	1.58

Average Production Cost
Silver ($ per ounce)	3.37	8.48	10.74	4.63
Gold ($ per ounce)	145.84	407.64	-	211.60
Lead ($ per pound)	0.15	0.36	0.47	0.20
Zinc ($ per pound)	0.12	0.29	0.37	0.16

Total production cost per ounce of Silver ($)	(7.67)	(2.13)	3.96	(5.93)
Total cash cost per ounce of Silver ($)	(8.76)	(3.90)	2.37	(7.13)

Total Recovery of the Run of Mine Ore
Silver (%)	92.9	92.7	85.9	92.0
Lead (%)	96.6	95.4	88.4	95.3
Zinc (%)	70.1	67.1	71.1	70.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	499.0	186.0	125.0	330.0
Lead (%)	8.3	4.1	2.3	5.7
Zinc (%)	2.9	0.6	0.8	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,241	105	177	1,523
Gold (in thousands of ounce)	0.4	0.4	0.0	0.8
Lead (in thousands of pound)	14,862	1,618	2,314	18,795
Zinc (in thousands of pound)	3,954	167	671	4,791

Metal Sales
Silver ($)	25,248	2,142	3,610	31,000
Gold ($)	392	359	1	752
Lead ($)	13,263	1,418	2,071	16,752
Zinc ($)	2,750	117	467	3,334
	41,653	4,036	6,149	51,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	20.34	20.49	20.39	20.36
Gold ($ per ounce)	881.35	985.07	-	946.61
Lead ($ per pound)	0.89	0.88	0.89	0.89
Zinc ($ per pound)	0.70	0.70	0.70	0.70

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q3 Fiscal 2010	Three months ended December 31, 2009
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,357	72	-	3,428
Stockpiled Ore (tonne)	82,711	17,200	15,995	115,907
	86,068	17,272	15,995	119,335
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,357	72	-	3,428
Ore Milled (tonne)	70,776	14,943	1,313	87,032
	74,133	15,015	1,313	90,460

Mining cost per tonne of ore mined ($)	56.90	59.96	60.40	57.81
Cash mining cost per tonne of ore mined ($)	45.75	56.10	58.30	48.93
Non cash mining cost per tonne of ore mined ($)	11.15	3.86	2.10	8.88

Unit shipping costs ($)	3.60	2.78	2.80	3.38

Milling cost per tonne of ore milled ($)	11.48	11.94	61.21	12.28
Cash milling cost per tonne of ore milled ($)	10.45	10.85	44.28	11.01
Non cash milling cost per tonne of ore milled ($)	1.02	1.09	16.92	1.27

Average Production Cost
Silver ($ per ounce)	2.58	5.63	13.10	2.93
Gold ($ per ounce)	83.44	288.55	-	128.91
Lead ($ per pound)	0.15	0.31	0.87	0.17
Zinc ($ per pound)	0.13	0.24	-	0.14

Total production cost per ounce of Silver ($)	(7.47)	(2.16)	15.00	(6.87)
Total cash cost per ounce of Silver ($)	(8.36)	(2.71)	14.00	(7.73)

Total Recovery of the Run of Mine Ore
Silver (%)	91.0	85.9	86.4	92.1
Lead (%)	95.8	94.0	90.5	96.7
Zinc (%)	76.0	75.0	-	75.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	488.5	235.7	86.9	440.8
Lead (%)	9.0	5.3	2.7	8.3
Zinc (%)	3.4	0.9	-	3.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,086	133	1	1,220
Gold (in thousands of ounce)	0.2	0.3	-	0.5
Lead (in thousands of pound)	14,327	1,873	11	16,211
Zinc (in thousands of pound)	4,038	416	-	4,454

Metal Sales
Silver ($)	14,094	1,739	11	15,844
Gold ($)	84	219	-	303
Lead ($)	10,917	1,358	8	12,283
Zinc ($)	2,618	235	-	2,853
	27,713	3,551	19	31,283
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.98	13.11	11.00	12.99
Gold ($ per ounce)	420.00	671.78	-	571.70
Lead ($ per pound)	0.76	0.72	0.73	0.76
Zinc ($ per pound)	0.65	0.56	-	0.64

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q3 Fiscal 2011	Nine months ended December 31, 2010
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Stockpiled Ore (tonne)	244,161	55,159	157,117	456,437
	254,157	55,355	157,127	466,639

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Ore Milled (tonne)	243,593	53,568	153,907	451,068
	253,589	53,764	153,917	461,270

Mining cost per tonne of ore mined ($)	58.06	64.45	38.57	52.25
Cash mining cost per tonne of ore mined ($)	45.49	57.07	34.63	43.20
Non cash mining cost per tonne of ore mined ($)	12.57	7.38	3.94	9.05

Unit shipping costs ($)	3.57	3.23	3.24	3.42

Milling cost per tonne of ore milled ($)	13.30	12.84	13.30	13.25
Cash milling cost per tonne of ore milled ($)	11.63	11.43	11.67	11.62
Non cash milling cost per tonne of ore milled ($)	1.67	1.41	1.63	1.63

Average Production Cost
Silver ($ per ounce)	3.11	7.89	8.87	4.18
Gold ($ per ounce)	160.08	436.66	447.24	222.62
Lead ($ per pound)	0.15	0.38	0.44	0.21
Zinc ($ per pound)	0.12	0.29	0.35	0.17

Total production cost per ounce of Silver ($)	(6.83)	(0.97)	1.74	(5.46)
Total cash cost per ounce of Silver ($)	(7.87)	(2.42)	0.03	(6.60)

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	87.3	87.9	91.2
Lead (%)	96.4	94.7	88.6	95.1
Zinc (%)	70.1	60.3	70.4	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	476.8	229.3	135.1	322.8
Lead (%)	8.1	1.8	2.1	5.8
Zinc (%)	2.8	0.6	1.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,484	275	494	4,253
Gold (in thousands of ounce)	1.1	0.9	0.2	2.2
Lead (in thousands of pound)	42,578	4,423	7,625	54,626
Zinc (in thousands of pound)	10,834	435	1,822	13,091

Metal Sales
Silver ($)	57,197	4,582	8,171	69,950
Gold ($)	901	803	158	1,862
Lead ($)	34,792	3,547	6,225	44,564
Zinc ($)	7,060	264	1,205	8,529
	99,950	9,196	15,759	124,905
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.42	16.68	16.54	16.46
Gold ($ per ounce)	844.03	923.83	834.28	889.71
Lead ($ per pound)	0.82	0.80	0.82	0.81
Zinc ($ per pound)	0.65	0.61	0.66	0.65

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q3 Fiscal 2010	Nine months ended December 31, 2009
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	10,680	216	8	10,904
Stockpiled Ore (tonne)	244,899	42,193	27,724	314,816
	255,579	42,409	27,732	325,720

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	10,680	217	8	10,904
Ore Milled (tonne)	228,763	31,461	2,844	263,070
	239,443	31,678	2,852	273,974

Mining cost per tonne of ore mined($)	54.83	56.90	64.43	55.91
Cash mining cost per tonne of ore mined($)	44.77	54.43	61.53	47.45
Non cash mining cost per tonne of ore mined($)	10.06	2.46	2.90	8.46

Unit shipping costs($)	3.53	3.08	2.88	3.42

Milling cost per tonne of ore milled($)	11.24	11.76	34.40	11.53
Cash milling cost per tonne of ore milled ($)	10.23	10.73	26.01	10.45
Non cash milling cost per tonne of ore milled ($)	1.00	1.03	8.38	1.08

Average Production Cost
Silver ($ per ounce)	2.54	5.11	3.16	2.72
Gold ($ per ounce)	101.90	279.58	-	140.05
Lead($ per pound)	0.15	0.28	0.20	0.16
Zinc ($ per pound)	0.12	0.21	-	0.13

Total production cost per ounce of Silver ($)	(5.70)	(4.29)	(3.00)	(5.61)
Total cash cost per ounce of Silver ($)	(6.51)	(4.79)	(3.25)	(6.40)

Total Recovery of the Run of Mine Ore
Silver (%)	91.3	86.4	85.4	92.6
Lead (%)	95.4	92.0	90.1	96.4
Zinc (%)	75.8	72.3	-	75.7

Head Grades of Run of Mine Ore
Silver (gram/tonne)	476.3	195.0	91.7	439.5
Lead (%)	8.7	5.4	4.8	8.4
Zinc (%)	3.2	0.8	-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,327	203	15	3,545
Gold (in thousands of ounce)	0.4	0.7	0.0	1.1
Lead(in thousands of pound)	43,428	3,824	201	47,453
Zinc (in thousands of pound)	11,324	669	-	11,993

Metal Sales
Silver ($)	37,500	2,443	160	40,103
Gold($)	190	474	1	665
Lead($)	28,952	2,504	134	31,590
Zinc ($)	6,244	338	-	6,582
	72,886	5,759	295	78,940
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.27	12.03	10.39	11.31
Gold($ per ounce)	452.38	658.33	-	583.33
Lead($ per pound)	0.67	0.65	0.67	0.67
Zinc ($ per pound)	0.55	0.51	-	0.55